U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
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1.   Name and Address of Reporting Person*

     SOFTBANK Holdings Inc. (1)
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   (Last)                           (First)             (Middle)

     10 Langley Road, Suite 403
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                                    (Street)

     Newton                           MA                 02159
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

     Yahoo! Inc. (YHOO)

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3.   I.R.S. Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year

     October 1998

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5.   If Amendment, Date of Original (Month/Year)

     December 23, 1998(2)

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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
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7. Individual or Joint/Group Filing (Check Applicable Line)

     [_]  Form filed by One Reporting Person
     [X]  Form filed by More than One Reporting Person
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

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

1.                               2.                3.            4.                            5.            6.          7.
                                                                                               Amount of     Owner-      Nature of
                                                                 Securities Acquired (A) or    Securities    ship        Indirect
                                                                 Disposed of (D)               Beneficially  Form:       Beneficial
                                                   Transaction   (Instr. 3, 4 and 5)           Owned at End  Direct      Ownership
                                                   Code          --------------------------    Of Month      (D) or      (Instr. 4)
                                 Transaction       (Instr. 8)                     (A)          Instr. 3      Indirect
Title of Security                Date              ------------      Amount       or   Price   and 4         (I)
(Instr. 3)                       (month/day/year)  Code      V                    (D)                        (Instr. 4)
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

Common Stock                                                                                    29,632,564    D
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Common Stock                          10/20/98       J(3)            9,858(3)      A   (3)           9,858    I          (3)
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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).

                                                                          (Over)
                                                                 SEC 1474 (7-97)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
Warrant             $0.31    10/20/98 J(3)      A            11/6/97  9/30/07  Common Stk 1,508(3) (3)    1,508     I        (3)
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====================================================================================================================================

Explanation of Responses:

(1) SOFTBANK Holdings Inc. ("SBH") is a wholly-owned subsidiary of SOFTBANK Corp. ("SBC"), whose address is 24-1 Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103 Japan. Masayoshi Son is the President and Chief Executive Officer of SBC and owns an approximately 43.3% interest in SBC. Accordingly, securities owned by SBH may be regarded as being beneficially owned by SBC, and securities owned by SBC may be regarded as being beneficially owned by Mr. Son.

(2) SBC and SBH are amending their Form 4 filed on December 23, 1998 to reflect their pecuniary interest in securities held by SOFTBANK Ventures, Inc. ("SVI").

(3) On October 20, 1998, SVI received 45,751 shares of common stock and warrants to purchase 6,999 shares in connection with the merger of Yoyodyne Entertainment, Inc. into Yahoo! Inc. On that date, the reported market prices for Yahoo! Inc. common stock were $121 1/4 high, $115 3/8 low, closing $115 1/2. SVI was the operating principal under a "silent partnership agreement" (a tokumei kumiai keiyaku) under Japanese law and had no pecuniary interest in the securities it received on that date. SBC had an indirect pecuniary interest in 9,858 of the shares and 1,508 of the warrants received by SVI on that date.


                                   SOFTBANK HOLDINGS INC.

                                   /s/ Stephen A. Grant, Secretary
                                   ---------------------------------------------
                                   **Signature of Reporting Person

                                   Date March 10, 1999
                                       -----------------------------------------

                                   SOFTBANK CORP.

                                   /s/ Stephen A. Grant, Attorney-in-fact
                                   ---------------------------------------------
                                   **Signature of Reporting Person

                                   Date March 10, 1999
                                       -----------------------------------------

                                   MASAYOSHI SON

                                   /s/ Stephen A. Grant, Attorney-in-fact
                                   ---------------------------------------------
                                   **Signature of Reporting Person

                                   Date March 10, 1999
                                       -----------------------------------------

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.